Mail Stop 0308

 May 9, 2005

via U.S. mail and facsimile

Ms. Susan Tomasky
Chief Financial Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

	RE:	AEP Generating Company, File No. 0-18135
		AEP Texas Central Company, File No. 0-346
		AEP Texas North Company, File No. 0-340
		Appalachian Power Company	, File No. 1-3457
      Columbus Southern Power Company, File No. 1-2680
		Indiana Michigan Power Company, File No. 1-3570 Kentucky Power Company, File No. 1-6858
		Ohio Power Company, File No. 1-6543
		Public Service Company of Oklahoma, File No. 0-343 Southwestern Electric Power Company, File No. 1-3146

		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 2, 2005

Dear Ms. Tomasky:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant

??

??

??

??

Ms. Tomasky
March 30, 2005
Page 1 of 1